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10029936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Vine Street, 7th Floor
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin (513) 412-1869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

KIMBERLY D. RAPKING
Notary Public, State of Ohio
My Commission Expires 05-14-11

[signature]
Signature

Treasurer
Title

Kimberly D. Rapking
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Great American Advisors, Inc.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Great American Advisors, Inc.

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young
Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202
Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. ("the Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

February 12, 2010

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

A member firm of Ernst & Young Global Limited

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 1,186,502
Short term investments	1,663,921
Receivables from broker - dealers and clearing organization	107,047
Deposit with clearing organization	100,000
Equity securities, available for sale, at fair value (cost $118,488)	112,727
Investments held under deferred compensation plan, at fair value (cost $1,039,680)	1,109,809
Commissions receivable	473,237
Receivables from registered representatives	65,617
Deferred federal income tax asset, net	574,477
Prepaid expenses and other assets	201,671
Federal income tax receivable from affiliate	13,352
Computer equipment, software, and furniture and fixtures (net of accumulated depreciation and amortization of $508,426)	98,621
Total assets	$ 5,706,981
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 945,847
Accrued expenses and other liabilities	1,389,463
Deferred compensation	1,144,230
Total liabilities	3,479,540
Stockholder's Equity:	
Common stock, $10 par value - 750 shares authorized - 100 shares issued and outstanding	1,000
Additional paid-in capital	1,180,285
Retained earnings	1,004,317
Accumulated other comprehensive income	41,839
Total stockholder's equity	2,227,441
Total liabilities and stockholder's equity	$ 5,706,981

The accompanying notes are an integral part of the financial statements.

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), which is wholly owned by American Financial Group, Inc. ("AFG").

The Company was initially capitalized in March 1994, and was admitted to the Financial Industry Regulatory Authority ("FINRA", previously known as National Association of Securities Dealers) in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer in December 1995 and clears customer transactions on a fully disclosed basis through Pershing LLC. Pershing LLC is a member of BNY Securities Group and a subsidiary of The Bank of New York.

The Company began performing common remitting services effective January 1, 2006, which were previously provided by Great American Plan Administrators, Inc., an affiliate. The Company performs the common remitting functions involving the remittance of securities funds for customers. Annuity Investors Life Insurance Company (AILIC), an affiliated insurance company, performs the common remitting services for traditional insurance and proprietary annuity products.

B. Significant Accounting Policies

Security transactions and related commission and fee receivables and payables are recorded in the accounts on the trade date. The Company charges a monthly maintenance fee to their registered representatives to offset related administrative costs incurred by the Company. The fee ranges from $0-50 per month depending on the representative's prior year production.

The Company has capitalized the cost of computer software that has been developed to facilitate the broker/dealer business. This cost is reported net of accumulated amortization. Software is amortized on a straight-line basis over its estimated useful life of 36 months.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives. The useful lives range from 18 to 36 months.

The Company occasionally takes ownership of equity securities due to the failure to pay by a customer or an error in consummating customer trades. Securities owned as a result of such occurrences are reported in short term investments at fair value with any unrealized gains and losses included in income as a component of commission revenues. Additionally, the Company owns shares of mutual funds that it purchased in conjunction with the start up of its investment advisor services. These investments are shown as equity securities available for sale on the Statement of Financial Condition. The cost basis of these investments at December 31, 2009 was $118,488, which resulted in net unrealized losses of $5,761. Unrealized gains and losses are reported in Other Comprehensive Income/(Loss), with any realized gains or losses recorded as other expenses. The decline in value of these securities is evaluated for other-than-temporary impairment periodically and will be written down to fair value when needed. There were no other than temporary impairments recognized in 2009.

Short-term investments all have original maturities of three months or less when purchased and are considered to be cash equivalents for purposes of the statement of cash flows.

B. Significant Accounting Policies - Continued

The Company is included in the consolidated federal income tax return filed by AFG. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AFG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company sponsors a deferred compensation plan for certain registered representatives. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Company's Statement of Financial Condition at fair value, with changes in value being recorded as unrealized gains or losses in Other Comprehensive Income. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. The cost basis of the investments at December 31, 2009 was $1,039,680, which resulted in net unrealized gains of $70,129. Changes in the Company's liability, which are stated as contributions to date plus accumulated realized and unrealized investment gains or losses, are recognized by the Company in commission and other expenses.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

C. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $250,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2009, the Company had defined net capital of $1,035,351, which was $785,351 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 336%.

The Company does not claim an exemption to the possession or control requirements that are contained in Securities and Exchange Commission Rule 15c3-3. The Company does not hold any customer accounts but it does take receipt of customer funds via the common remitting services. As a result of this, the Company is required to perform a computation for reserve requirements for broker/dealers. In addition, the Company is required to maintain at all times, in a reserve bank account, an amount not less than the amount computed weekly under the Rule's reserve formula. At December 31, 2009, the amount held in the reserve bank account was $96,629.

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable annuity contracts sold by AILIC. The Company also sells fixed and equity-indexed annuity policies provided by affiliated life insurance companies.

The Company is charged for voice and information technology services from GAFRI and AFG monthly. These charges represent normal maintenance costs for the related services.

E. Income Taxes

AFG, the parent company of GAFRI, files consolidated income tax returns that include the Company. Pursuant to an inter-company tax allocation agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are to be made quarterly during the year. Following year-end, additional settlements will be made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the new agreement is based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

For its calculation of income taxes, the Company uses the statutory rate of 35%. The primary differences between the statutory rate and the Company's effective rate of 35.7% relate to non-deductible expenses for tax purposes and true-ups of prior year accruals. The current tax receivable of $13,352 is due from AFG as of December 31, 2009.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax assets of $574,477 at December 31, 2009 relate principally to deferred compensation, net of deferred tax liabilities for unrealized gains on invested assets.

F. Employee Benefit Plans

The Company participates with affiliates in a defined contribution 401(k) plan that covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion, based on its profits for the year. The aggregate contributions to the plan for the year ended December 31, 2009 were $143,108.

G. Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

H. Fair Value Measurements

The Company follows Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures. FASB ASC Topic 820 defines fair value as the price paid that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standard enhances disclosure about fair value measurement and establishes a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect a reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The framework established in FASB ASC Topic 820 for measuring fair value is based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable. The unobservable inputs may include a reporting entities own assumptions about the assumptions market participants would use based on the best information available in the circumstances.

The Company's financial instruments consist exclusively of institutional mutual funds for which quoted market prices in active markets are not available. However, the prices for these institutional funds are similar to the prices for the equivalent retail funds. Accordingly, these investments are classified as Level 2.

I. Subsequent Events

The Company evaluated events and transactions that occurred after the balance sheet date of December 31, 2009 through February 12, 2010, the date the financial statements were available to be issued, for adjustment to or disclosure in the financial statements.

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